20004484

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32664 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 200
(No. and Street)

| Wellesley | MA | 02481 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen DaCosta 781-235-7055
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, LLP
(Name – *if individual, state last, first, middle name*)

| 1455 Pennsylvania Ave NW #700 | Washington | DC | 20004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
FEB 2 6 2020
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Nicole M. Tremblay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSAN K. ARNOLD
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 5/23/2025

Crowe

Crowe LLP
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Weston Securities Corporation
Wellesley, Massachusetts

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Weston Securities Corporation (the "Corporation") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

***Supplemental Information***

Schedules I, II, and III (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Corporation's financial statements. The Supplemental Information is the responsibility of the Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Corporation's auditor since 2019.

Washington, D.C.
February 19, 2020

**WESTON SECURITIES CORPORATION**
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2019

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,202,956 |
| Fees and commissions receivable | | 28,698 |
| Receivable from related party | | 6,122 |
| Prepaid expenses | | 30,202 |
| Total assets | $ | 1,267,978 |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 30,034 |
| Income taxes payable to related party | | 29,900 |
| Payable to related party | | 8,714 |
| Total liabilities | | 68,648 |
| Stockholder's equity: | | |
| Additional paid-in capital | | 424,318 |
| Retained earnings | | 775,012 |
| Total stockholder's equity | | 1,199,330 |
| Total liabilities and stockholder's equity | $ | 1,267,978 |

See accompanying notes to financial statements.

**WESTON SECURITIES CORPORATION**
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2019

| | | |
|---|---|---|
| Revenues: | | |
| Commissions and other income | $ | 135,080 |
| Revenue from related party | | 73,911 |
| 12b-1 fees | | 2,326 |
| | | 211,317 |
| Expenses: | | |
| Administrative fee to related party | | 103,316 |
| Legal and audit fees | | 49,117 |
| Insurance and bonding | | 20,523 |
| Professional licenses | | 12,568 |
| Other expenses | | 6,006 |
| | | 191,530 |
| Income before income taxes | | 19,787 |
| Income tax expense | | 5,739 |
| Net income | $ | 14,048 |

See accompanying notes to financial statements.

**WESTON SECURITIES CORPORATION**
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

| | Common stock | | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| | **Shares** | **Amount** | | | |
| Balance, December 31, 2018 | 1,200 | $ 6,000 | $ 418,318 | $ 760,964 | $ 1,185,282 |
| Reclassification | (1,200) | (6,000) | 6,000 | — | — |
| Net income | — | — | — | 14,048 | 14,048 |
| Balance, December 31, 2019 | — | $ — | $ 424,318 | $ 775,012 | $ 1,199,330 |

See accompanying notes to financial statements.

**WESTON SECURITIES CORPORATION**
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2019

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 14,048 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Changes in: | | |
| Fees and commissions receivable | | 8,826 |
| Receivable from related party | | 9,199 |
| Prepaid expenses | | (6,777) |
| Accounts payable and accrued expenses | | (12,125) |
| Payable to related party | | 3,862 |
| Income taxes payable to related party | | 739 |
| Net cash provided by operating activities | | 17,772 |
| Net increase in cash and cash equivalents | | 17,772 |
| Cash and cash equivalents at beginning of year | | 1,185,184 |
| Cash and cash equivalents at end of year | $ | 1,202,956 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for income taxes | $ | 5,000 |

See accompanying notes to financial statements.

## (1) Operations and Organization

Weston Securities Corporation ("WSC" or the "Company"), organized as a Massachusetts corporation on August 14, 1984, was acquired by and therefore became a wholly-owned subsidiary of Washington Trust Bancorp, Inc. ("WTB") on August 31, 2005, and was previously a wholly-owned subsidiary of Weston Financial Group, Inc. ("WFG"). In the same transaction, WFG also became a wholly-owned subsidiary of The Washington Trust Company, of Westerly ("WTC").

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the Financial Industry Regulatory Authority ("FINRA") – formerly, the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"), and is involved in the distribution of Variable Annuities, 529 plans, Variable Life, and Mutual Funds.

## (2) Summary of Significant Accounting Policies

### *(a) Cash and Cash Equivalents*

Cash represents monies held in a bank account under normal commercial terms. The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents. The cash balance on deposit exceeds Federal Deposit Insurance Corporation insured limits.

### *(b) Revenue*

Revenue from contracts with customers in the scope of Accounting Standards Codification ("ASC") Topic 606 is measured based on the consideration specified in the contract with a customer. The Company recognizes revenue from contracts with customers when it satisfies its performance obligations. The performance obligations are satisfied over time, as services are rendered. All of the Company's revenue is within the scope of Topic 606.

The Company earns revenue from the several sources. The following discussion describes the Company's revenue sources and related recognition of revenue:

The Company earns revenue in the form of Variable Annuity Trailers and 529 Plan Trailers. These trailers are recognized as revenue as the performance obligations are satisfied over time. Revenue is based on actual amounts of commissions and fees earned as part of these arrangements and is classified as Commissions and other income on the Statement of Operations.

The Company also earns revenue via a Sales Agreement with The Park Insurance Agency, Inc. ("Park") (an underlying related party). Revenue is earned monthly, as the performance obligations are satisfied over time. The revenue earned is based on a fixed percentage of revenue generated by Park and is classified as Revenue from related party on the Statement of Operations. See Note 4 for additional details on the Sales Agreement with Park.

Revenue in the form of 12b-1 represent fees earned by the Company based on a fixed percentage of the average daily value of mutual funds. The Company satisfies its performance obligation over time

and the recognition of revenue is based on actual amounts of 12b-1 fees earned. Revenue from 12b-1 fees is classified as 12b-1 fees on the Statement of Operations.

### (c) *Income Taxes*

The Company files federal and certain state income tax returns on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Federal and state income taxes are calculated using the pro rata method and are settled with the parent on a quarterly basis. In addition, the Company files one standalone state income tax return.

Income taxes are calculated and recorded in the Company's results of operations based upon the application of FASB ASC 740, *Income Taxes*. The Company follows the asset and liability method of accounting for income taxes, in which deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more-likely-than-not to be realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2019, the Company had no deferred tax assets or liabilities and, as a result, had no deferred income tax expense or benefit.

Additionally, unrecognized tax benefits are recorded for uncertain tax positions taken by the Company on its tax returns for which there is less than a 50% likelihood of being recognized upon a tax examination. Interest and penalties related to unrecognized tax benefits, if incurred, would be recorded as a component of income tax expense. The Company had no uncertain tax positions as of December 31, 2019.

### (d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

## (3) Revenue

Commission and other income comprised 64% of total revenues and was earned as the result of placing life insurance, other variable annuity contracts and fees earned on 529 Plans. Revenue earned through a Sales Agreement with Park represented 35% of total revenues. Revenue earned from 12b-1 fees represented 1% of total revenues. The Company may be subject to greater risk due to the concentration of revenue from a small number of sources.



(Continued)

## (4) Related-Party Transactions

Effective March 1, 1999, the Company entered into a Sales Agreement with Park, a wholly-owned subsidiary of WFG, under which Park pays to the Company 70% of total commissions earned on sales of insurance products. For the year ended December 31, 2019, the Company generated revenue of $73,911 under this Sales Agreement, $6,122 of which was a receivable at December 31, 2019.

The Company also has an Administration Agreement with WFG, a wholly-owned subsidiary of the Company's sister subsidiary, WTC, under which WFG provides the Company with Management, administrative facilities, and services, including the use of WFG personnel. The Administration Agreement with WFG is calculated and settled monthly using the following methodology: the Company paid 3% of specified employee-related costs and 1% of specified occupancy-related costs incurred by WFG, and 2% of the Intercompany Management Fee between WFG and WTC. For the year ended December 31, 2019, the Company incurred expenses related to this Administration Agreement in the amount of $103,316, of which $8,714 is owed to WFG at December 31, 2019.

The Company files federal taxes on a consolidated basis with WTB. During the year, the Company made $5,000 in payments to WTB for taxes. At year-end, the Company owed $29,900 to WTB for its tax liability.

## (5) Income Taxes

The provision for income taxes is presented below:

| | | |
|---|---|---|
| Federal | $ | 3,734 |
| State | | 2,005 |
| Total income tax expense | $ | 5,739 |

The reconciliation of federal income tax at the statutory rate to the effective income tax rate is presented below:

Reconciliation of federal income tax at statutory rate to the effective income tax rate:

| | | Amount | Percentage of Pre-tax Income |
|---|---|---|---|
| Tax expense at Federal statutory rate | $ | 4,155 | 21.00% |
| Increase in taxes resulting from: | | | |
| State income tax expense, net of federal income tax benefit | | 1,584 | 8.01% |
| Total income tax expense | $ | 5,739 | 29.01% |

Current income tax expense for 2019 of $5,739 is comprised of federal and state income tax calculated using the pro rata method. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2016, with few exceptions.

**(6) Net Capital Requirements**

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the minimum net capital the Company is required to maintain (as defined) is $25,000, or the ratio of aggregate indebtedness (as defined) to net capital of 15 to 1 (6 2/3%), whichever is greater. FINRA provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $1,134,308, which was $1,109,308 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2019 was 0.06 to 1.

**(7) Exemption from Rule 15c3-3**

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

**(8) Commitments and Contingent Liabilities**

***(a) Off-Balance-Sheet Risk***

The Company engages in the business of a broker/dealer in securities as described in note 1. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions. As of December 31, 2019, Management of the Company believes that all customer initiated transactions have been fully executed by the Company.

***(b) Litigation***

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2019.

**Schedule I**

**WESTON SECURITIES CORPORATION**

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2019

| | | |
|---|---|---|
| Capital – stockholder's equity | $ | 1,199,330 |
| Deductions – nonallowable assets: | | |
| Fees and commissions receivable | | (28,698) |
| Receivable from related party | | (6,122) |
| Prepaid expenses | | (30,202) |
| Net capital | | 1,134,308 |
| Aggregate indebtedness | | 68,648 |
| Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000) | | 25,000 |
| Excess net capital | $ | 1,109,308 |
| Ratio of aggregate indebtedness to net capital | | 0.06-1 |

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019) is not necessary since there was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2019 and that of the information included herein.

See accompanying report of Independent Registered Public Accounting Firm.

**Schedule II**

**WESTON SECURITIES CORPORATION**

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

**WESTON SECURITIES CORPORATION**

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

Crowe

**Crowe LLP**
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Weston Securities Corporation
Wellesley, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Weston Securities Corporation (the 'Corporation') identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Corporation stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception. The Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

Washington, D.C.
February 19, 2020

## Weston Securities Corporation's Exemption Report

Weston Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1) that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with the activities as a broker or dealer.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Weston Securities Corporation

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Nicole M. Tremblay, President

Date: 2/4/2020

By: ______________________
Stephen G. DaCosta, Vice President

Date: 2/4/20